CONFIDENTIAL TREATMENT REQUESTED1

April 18, 2013

Via EDGAR Correspondence

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, D.C.  20549

Response to Comment Letter dated April 8, 2013
Union Carbide Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 15, 2013
File No. 1-01463

Dear Mr. Cash:

Union Carbide Corporation (referred to herein as the “Corporation”, “we”, or “our”) acknowledges receipt of the comments from the staff (the “Staff”) of the Commission’s Division of Corporation Finance dated April 8, 2013, concerning its Annual Report on Form 10-K for the year ended December 31, 2012. We are responding to the Staff’s comments in this letter.  For your convenience, we have also included the text of the Staff’s comments.

Defined Terms

Following is a list of defined terms that are used throughout this letter:

 “UCC” or the “Corporation” means Union Carbide Corporation, a wholly owned subsidiary of
The Dow Chemical Company (“Dow”) since 2001 and its consolidated subsidiaries.

“2012 10-K” means the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2012.

________________________
1 Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Comments and Responses

Form 10-K for the Fiscal Year Ended December 31, 2012

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, Investments in Related Companies, page 33

1.	Please tell us, and disclose in future filings, your ownership interests in related companies and explain why you account for them using the cost method.

Response:
Our ownership interests in related companies as of December 31, 2012 and 2011 were as follows:
	Ownership Interest		Investment Balance (in millions)
	2012	2011	2012	2011
Dow International Holdings Company	19%	19%	$807	$807
Modeland International Holdings Inc.	0%	41%	0	140
Dow Quimica Argentina S.A.	23%	23%	17	8
GWN Holding Inc	6%	6%	10	10
Dow Quimica Mexicana S.A. de C.V.	15%	15%	5	5
Other			1	1
Total Investment in Related Companies			$840	$971

We determined that our ownership interest in these related companies should be accounted for under the cost method due to our lack of significant influence over these companies.

In order to determine if we should apply the equity method of accounting to our investments in the related companies, we considered our ownership percentage in each as well as the significant influence criteria set forth in ASC 323-10-15-6 and guidelines set forth in ASC 323-10-15-8, ASC 323-10-15-10 and ASC 323-10-15-11.  ASC 323-10-15-8 establishes a rebuttable presumption that significant influence does not exist below the 20% ownership interest level and does exist at or above it. ASC 323-10-15-10 establishes that an investor with an investment interest at or above 20% must evaluate all relevant facts and circumstances to determine whether the presumption that significant control exists at that threshold can be overcome and sets forth five non-exclusive indicators that significant control does not exist, including where majority ownership is concentrated among a small group of shareholders who operate the investee without regard to the investor whose influence level is being tested (ASC 323-10-15-10.c). ASC 323-10-15-11 clarifies that the list of indicators set forth in ASC 323-10-15-10 to overcome the 20% presumption threshold is not exclusive and that companies must evaluate all of the relevant facts and circumstances to determine whether significant influence exists.

UCC’s parent, Dow, is the only other shareholder in each of the companies listed in the table above.  Based on our analysis under ASC 323-10-15 for each investee (related company), and because Dow controls each investee both directly (through its majority ownership) and indirectly (with respect to the portion owned by UCC, through its 100% ownership of UCC), we concluded that we do not exert significant influence over any of the investees (related companies).

Additionally, when we applied the factors set forth in ASC 323-10-15-6 (indicating significant influence) to each of those companies for each year, we determined that we did not exercise significant influence. All of the factors set forth therein (interchange of managerial personnel, technology dependency, policy-making processes and inter-entity transactions) are controlled by Dow, and additionally, we do not hold any position of representation on the board of directors of those investees (related companies).

In future filings on Form 10-K, we will provide disclosure, in substantially the same form as the table above, of the investments included in “Investments in related companies” on our consolidated balance sheets within the footnotes to our consolidated financial statements.  In addition, we will modify our accounting policy disclosure for Investments in Related Companies to read as follows:

Investments in Related Companies
Investments in related companies consist of the Corporation’s ownership interests in Dow subsidiaries located in North America and Latin America.  The Corporation accounts for these investments using the cost method as it does not have significant influence over the operating and financial policies of these related companies.

Note 7 – Nonconsolidated Affiliates, page 37

2.	Please demonstrate to us how you determined that no additional financial statements are required under Rule 3-09 of Regulation S-X for the years ended December 31, 2012 and 2011.

Response:

As permitted by Rule 3-09 of Regulation S-X, we performed the relevant significant subsidiary tests identified in Rule 1-02(w) of Regulation S-X for the fiscal years 2012 and 2011, resulting in the determination that no additional financial statements were required. [***]2

_______________________
2 *** Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

Note 16 – Related Party Transactions, page 53

3.
Please more fully explain to us the circumstances and terms surrounding the notes receivable from related companies, including how you determined that changes in these notes should be presented in your consolidated statements of cash flows as an operating activity.

Response:
As part of Dow’s cash management process, UCC is party to revolving loans that have interest rates based on LIBOR (London Interbank Offered Rate) with varying maturities.  At December 31, 2012, we had a note receivable of $2.3 billion ($3.2 billion at December 31, 2011) from Dow under a revolving loan agreement (See Exhibit 10.7.6 “Sixth Amendment to Second Amended and Restated Revolving Loan Agreement” to the 2012 10-K, effective as of April 1, 2012 between the Corporation and The Dow Chemical Company). UCC may draw from this note receivable to support its daily working capital requirements.  Changes recorded in the note receivable balance are predominantly the result of:

1.	Collections of the receivables generated from sales to Dow as UCC’s customer;

2.	Purchases of certain commodities and raw materials from Dow as UCC’s vendor of inventory; and

3.
Charges to UCC by Dow for services provided by Dow under the master services agreement (See Exhibit 10.1.4 “First Amendment to Amended and Restated Service Agreement” to the 2012 10-K), which are operating expenses of UCC (e.g., services for accounting, legal, treasury, procurement, human resources, environmental, health and safety, and business management).

The cash flows described above differ from those seen in a typical parent/subsidiary cash pooling arrangement that is established to facilitate funding for the subsidiary’s payment and receipt of amounts due to and from third parties.  In our case, these are pure operating cash flows with our customer, vendor and service provider. We believe the operational nature of the activity is the key driver for the operating activity classification. We based our position upon the following:

•
ASC 230-10-45-16a states that “cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable from customers arising from those sales” are cash inflows from operating activities.  We believe that item 1 above falls into this category.

•
ASC 230-10-45-17a states that “cash payments to acquire materials for manufacture or goods for resale, including principal payments on accounts and both short- and long-term notes payable to suppliers for those material or goods” are cash outflows for operating activities.  We believe that item 2 above falls into this category.

•
ASC 230-10-45-17b states that “cash payments to other suppliers and employees for other goods or services” are cash outflows for operating activities.  We believe that item 3 above falls into this category.

•
ASC 230-10-45-22 states in part “…the appropriate classification shall depend on the activity that is likely to be the predominant source of the cash flows for the item.” The three items listed above are the predominant sources of changes in the note receivable, and we believe that each represents an operating activity.

•
ASC 230-10-20 defines operating activities as follows:  “Operating activities include all transactions and other events that are not defined as investing or financing activities (See paragraphs 230-10-45-12 through 45-15). Operating activities generally involve producing and delivering goods and providing services. Cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income.” We believe that each of the items 1 through 3 described above fall into this category as they all enter the determination of net income.  Item 1 relates to sales, item 2 relates to cost of sales once the processing of the procured inventory is complete and sold, and item 3 represents operating expenses included in the consolidated statement of operations.

We appropriately exclude non-operating activity with Dow from operating activities in our consolidated statements of cash flows.  For example, activity in the noncurrent receivables from related companies relates primarily to collateral provided under the revolving credit agreement (See Exhibit 10.5.10 “Tenth Amendment to the Amended and Restated Revolving Credit Agreement” to the 2012 10-K) and is appropriately included in investing activities in the consolidated statement of cash flows.  Additionally, cash dividends paid to Dow are appropriately reflected in the financing activities section of the consolidated statement of cash flows.

Note 20 - Quarterly Information (Unaudited), page 57

4.
Please explain to us the facts and circumstances that resulted in the cumulative out-of-period adjustment relating to sales from you to The Dow Chemical Company during 2012 and during each of the first three quarterly periods in 2012. Please also explain to us how you determined that the error was not material to previously reported financial information for any prior fiscal year or for the current year interim periods.

Response:
SAB Topic 1.M. states that management should undertake both a quantitative and qualitative assessment of materiality when evaluating the materiality of an error.  We conducted a contemporaneous comprehensive quantitative and qualitative analysis pursuant to the relevant authoritative guidance [***]3.

_______________________
3 *** Note: Confidential treatment has been requested with respect to the information contained within the [***] marking. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

In connection with our responses to the Staff’s comments, we acknowledge that:

-	UCC is responsible for the adequacy and accuracy of the disclosure in its filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and
-	UCC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing responses satisfactorily address the Staff’s comments. If you have questions, please feel free to contact me by telephone at (989) 638-9042, email at imolina@dow.com or by facsimile at (989) 636-7933.

Best regards,

UNION CARBIDE CORPORATION

/s/ Ignacio Molina

Ignacio Molina
Chief Financial Officer

cc:	Dale Welcome, Division of Corporation Finance Anne McConnell, Division of Corporation Finance